Filed Pursuant to Rule 433 of the Act

Registration No. 333-251660

November 15, 2021

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

BOUGHT DEAL PUBLIC OFFERING OF CONVERTIBLE DEBENTURES

The securities described in this term sheet will be offered by way of a short form prospectus in all of the provinces of Canada, excluding Quebec. A preliminary short form prospectus containing important information relating to the securities described in this term sheet has not yet been filed with the applicable Canadian securities regulatory authorities in each such province. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this term sheet and expressed an interest in acquiring the securities. Copies of the preliminary short form prospectus may be obtained from National Bank Financial Inc. (130 King Street West, Suite 3200, Toronto, ON M5X 1J9). There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement (the “Prospectus Supplement”) to the base shelf prospectus dated January 6, 2021 will also be filed with the Securities and Exchange Commission (“SEC”) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416)-869-6534 or email at ECM-Origination@nbc.ca.

Issuer:	DIRTT Environmental Solutions Ltd. (“DIRTT” or the “Company”).

Offering:	Treasury offering (the “Offering”) of Convertible Unsecured Subordinated Debentures (the “Debentures”).

Issue Price:	C$1,000 per Debenture (the “Issue Price”).

Gross Proceeds:	C$35,000,000 (C$40,250,000 assuming the Over-Allotment Option is exercised in full).

Over-Allotment Option:	The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), to purchase at the Issue Price up to 15% of the Offering for additional gross proceeds to the Company of up to C$5,250,000, exercisable in whole or in part up to 30 days after the Closing Date of the Offering, solely to cover the Underwriters’ over-allocation position.

Use of Proceeds:	The Company intends to use a portion of the net proceeds of the Offering, together with cash reserves on hand, to fund its anticipated 2022 capital expenditure program of approximately US$7.0 million, comprised of approximately US$2.5 million related to refreshes of DIRTT Experience Centers, continued enhancement of the Company’s customer relationship management system and website redesign, approximately US$2.5 million on software development and approximately US$2.0 million on manufacturing and other capital upgrades. The remaining net proceeds of the Offering are expected to be used, initially, to support the continued funding of the Company’s manufacturing and commercial activities as the COVID-19 pandemic recovery occurs, and to provide incremental liquidity to support the Company’s operations and growth objectives.

Coupon:	6.25% per annum from the Closing Date, payable semi-annually in arrears on the last day of June and December of each year commencing on June 30, 2022 until the Maturity Date of the Debentures. The first payment will include accrued and unpaid interest for the period from the Closing Date to, but excluding, June 30, 2022.

Maturity Date:	December 31, 2026.

November 15, 2021

Conversion:	The Debentures will be convertible into fully paid and non-assessable freely tradeable common shares of the Company (“Common Shares”), at the option of the holder, at any time prior to the close of business on the earlier of the last business day immediately preceding the Maturity Date and the last business day immediately preceding the date specified by the Company for redemption of the Debentures at a conversion price of C$4.20 per Common Share (the “Conversion Price”), being a ratio of approximately 238.0952 Common Shares per C$1,000 principal amount of Debentures. The Conversion Price represents a conversion premium of approximately 35% to the closing price of the Common Shares on November 15, 2021. Holders converting their Debentures will receive accrued and unpaid interest thereon to but excluding the date of conversion.

Dividend Adjustment and Anti-Dilution:

Dividend Adjustment: The conversion right will be subject to standard anti-dilution provisions, including an adjustment to the Conversion Price for any cash or stock dividends or distributions paid to holders of Common Shares.

Anti-Dilution: The Conversion Price will also be subject to standard anti-dilution adjustments upon, inter alia, share consolidations, share splits, spin-off events, rights issues and reorganizations.

The indenture governing the Debentures will provide such other adjustments as are standard for unsecured subordinated convertible debenture offerings.

Redemption:	The Debentures will not be redeemable before December 31, 2024. On or after December 31, 2024 and prior to December 31, 2025, the Company may at its option redeem Debentures, in whole or in part from time to time, at par plus accrued and unpaid interest, if any, to but excluding the date of redemption, provided that the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the Conversion Price. On or after December 31, 2025, the Company may at its option redeem the Debentures, in whole or in part from time to time, at par plus accrued and unpaid interest, if any, to but excluding the date of redemption. The Company shall provide not more than 60 nor less than 30 days’ prior notice of redemption.

Payment upon Redemption or Maturity:	The Company has the option to satisfy its obligation to repay the principal amount of the Debentures, in whole or in part, plus accrued and unpaid interest, due upon redemption or on the Maturity Date, upon at least 30 days’ and not more than 60 days’ prior notice, by delivering that number of freely tradable Common Shares obtained by dividing the principal amount of the Debentures, plus accrued and unpaid interest, by 95% of the Current Market Price (as defined below) on the date of redemption or the Maturity Date, as applicable.

Current Market Price:	Current Market Price is defined as the volume weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the applicable date.

November 15, 2021

Restriction on Share Redemption Right or Maturity Right:

The Company shall not, directly or indirectly (through a subsidiary or otherwise) undertake or announce any rights offering, issuance of securities, subdivision of the Common Shares, dividend or other distribution on the Common Shares or any other securities, capital reorganization, reclassification or any similar type of transaction in which:

(a) the number of securities to be issued;

(b) the price at which securities are to be issued, converted or exchanged; or

(c) any property or cash that is to be distributed or allocated,

is in whole or in part based upon, determined in reference to, related to or a function of, directly or indirectly: (i) the exercise or potential exercise of the right to issue Common Shares on redemption or maturity of the Debentures; or (ii) the Current Market Price determined in connection with the exercise or potential exercise of the right to issue Common Shares on redemption or maturity of the Debentures.

Change of Control:

Upon a change of control involving the acquisition of voting control over 66 2/3% or more of the then outstanding Common Shares, or by the sale or other transfer of all or substantially all of the Company’s consolidated assets, excluding a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 66 2/3% of the voting control in such merged, reorganized or other continuing entity (“Change of Control”), the Company shall be required to purchase in cash any Debentures then outstanding tendered by any Debenture holders at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Additionally, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange, then, subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Change of Control purchase offer is delivered, holders of Debentures will be entitled to convert their Debentures and, subject to certain limitations, receive, in addition to the number of Common Shares they would otherwise be entitled to receive, an additional number of Common Shares per C$1,000 principal amount of Debentures as set forth in the indenture governing the Debentures.

Interest Payment Election:	The Company may elect, from time to time (including following conversion, at the time of redemption or at the time of maturity), subject to applicable regulatory approval and provided the Company is not in default under the indenture governing the Debentures, to satisfy the Company’s obligation to pay interest on the Debentures: (i) in cash; (ii) by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Company’s obligation to pay interest, in which event holders of the Offered Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares; or (iii) any combination of (i) and (ii) above.

Ranking:	The Debentures will be direct unsecured obligations of the Company ranking subordinate to all liabilities, except liabilities which by their terms rank in right of payment equally with or subordinate to the Debentures. The Debentures will rank pari passu with all subordinate debentures issued by the Company.

November 15, 2021

Form of Offering:	Bought deal public offering by way of short form prospectus to be filed in all provinces of Canada, excluding Quebec, and the U.S. prospectus supplement to the Company’s shelf registration statement in the United States.

Purchase for Cancellation:	The Company may purchase Debentures for cancellation in the market or by tender or private contract at any time, subject to applicable regulatory requirements.

Form of Underwriting:	Bought deal, subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out”, “material adverse change out” and other termination rights in favour of the Underwriters in a form customarily found in underwriting agreements, in each case running to Closing.

Listing:	An application will be made to list the Debentures, and the Common Shares issuable upon conversion, redemption or maturity of the Debentures, on the TSX. The Common Shares issuable upon conversion, redemption or maturity of the Debentures will also be listed on the Nasdaq. The outstanding Common Shares are listed on the TSX under the symbol “DRT” and on Nasdaq under the symbol “DRTT”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Bookrunner:	National Bank Financial Inc.

Commission:	Commission of 4.00% of the gross proceeds from the issue and sale of Convertible Debentures will be owed in full upon Closing.

Closing Date[1]:	On or about December 1, 2021.

[1]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures on the date of pricing will be required, by virtue of the fact that the Debentures initially will settle in T+11, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.